UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Diamond Resorts International, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

25272T 104

(CUSIP Number)

Lowell D. Kraff

10600 West Charleston Boulevard

Las Vegas, NV 89135

(702) 684-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 25272T104	13D/A	Page 2 of 8

1	Names of reporting persons Best Amigos Partners, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,431,687 (1)
	8	Shared voting power 0
	9	Sole dispositive power 1,431,687 (1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,431,687 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.89% (2)
14	Type of reporting person OO

(1)	Includes 24,530 shares of common stock held by Trivergance Diamond Sub, LLC. Pursuant to the terms of a nominee agreement, Best Amigos Partners, LLC has the right to direct actions with respect to such shares.
(2)	Based on 75,638,588 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D/A.

CUSIP No. 25272T104	13D/A	Page 3 of 8

1	Names of reporting persons Diamond Oursurance, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 512,686
	8	Shared voting power 0
	9	Sole dispositive power 512,686
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 512,686
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.68% (3)
14	Type of reporting person OO

(3)	Based on 75,638,588 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D/A.

CUSIP No. 25272T104	13D/A	Page 4 of 8

1	Names of reporting persons LDK Holdco, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 102,765
	8	Shared voting power 0
	9	Sole dispositive power 102,765
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 102,765
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.14% (4)
14	Type of reporting person OO

(4)	Based on 75,638,588 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D/A.

CUSIP No. 25272T104	13D/A	Page 5 of 8

1	Names of reporting persons Lowell D. Kraff
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,512,852 (5)
	8	Shared voting power 5,433,458(6)
	9	Sole dispositive power 3,512,852 (5)
	10	Shared dispositive power 5,433,458 (6)
11	Aggregate amount beneficially owned by each reporting person 8,946,310 (5)(6)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 11.64% (7)
14	Type of reporting person OO

(5)	Includes (i) 1,212,585 shares of common stock issuable upon exercise of an option held by Mr. Kraff which is currently vested and (ii) an aggregate of 2,300,267 shares of common stock held by Best Amigos Partners, LLC, Praesumo Partners, LLC, Diamond Oursurance, LLC, and LDK Holdco, LLC (including the 24,530 shares held by Trivergance Diamond Sub, LLC as to which Best Amigos Partners, LLC has the right to direct actions pursuant to the terms of a nominee agreement). Mr. Kraff is the sole manager of Best Amigos Partners, LLC, the managing member of Praesumo Partners, LLC, the sole manager of Diamond Oursurance, LLC, and the sole member of LDK Holdco, LLC.
(6)	Includes 4,535,426 shares of common stock issuable upon exercise of a fully-exercisable call option from DRP Holdco, LLC and 431,875 shares of common stock issuable upon exercise of a fully-exercisable call option from Silver Rock Financial LLC and other entities affiliated therewith; each such call option is held by 1818 Partners, LLC. Mr. Kraff is the managing member of Praesumo Partners, LLC, one of the managing members of 1818 Partners, LLC. Also includes 466,157 shares held by Trivergance Diamond Sub, LLC (which excludes the 24,530 shares held by Trivergance Diamond Sub, LLC as to which Best Amigos Partners, LLC has the right to direct actions pursuant to the terms of a nominee agreement). Mr. Kraff is the co-manager of an entity which is the sole manager of the sole member of Trivergance Diamond Sub, LLC.
(7)	Based on 75,638,588 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D/A.

CUSIP No. 25272T104	13D/A	Page 6 of 8

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Diamond Resorts International, Inc. (the “Issuer”), and amends the Schedule 13D filed by Best Amigos Partners, LLC, Diamond Oursurance, LLC, LDK Holdco, LLC and Lowell D. Kraff (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on August 5, 2013, as amended by Amendment No. 1 to such Schedule 13D filed on June 13, 2014 (as so amended, the “Schedule 13D”). This Amendment No. 2 is being filed by the Reporting Persons to report (i) an amendment to the Stockholders Agreement (as defined in the Schedule 13D), which, among other things, removed certain stockholders as parties to the Stockholders Agreement and (ii) the disposition by certain members of the “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) deemed to have been formed by the parties to the Stockholders Agreement of an aggregate of 1,091,229 shares of the Issuer’s common stock, par value $0.01 per share (“Common Stock”), representing more than 1% of the outstanding Common Stock. As a result of such amendment and disposition of shares of Common Stock, the members of such group, including the Reporting Persons, collectively hold less than 50% of the outstanding Common Stock. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On August 11, 2014, the Reporting Persons, the Issuer and the other individuals and entities who are (or were) parties to the Stockholders Agreement entered into the First Amendment to Stockholders’ Agreement (the “First Amendment”). The First Amendment removed each stockholder identified on Exhibit A to the First Amendment (collectively, the “Subject Company Stockholders”) from being a party to, and released each Subject Company Stockholder from further obligations under, the Stockholders Agreement. In connection with the First Amendment, the proxies and powers of attorney granted by the Subject Company Stockholders to Stephen J. Cloobeck and David F. Palmer to vote the Common Stock owned by the Subject Company Stockholders in accordance with the Stockholders Agreement were terminated. The Reporting Persons remain a party to the Stockholders Agreement, and the First Amendment does not modify any of the Reporting Persons’ obligations thereunder. Accordingly, each Reporting Person continues to be deemed a member of a “group” for purposes of the Exchange Act with the remaining parties to the Stockholders Agreement.

The First Amendment also provides that the Stockholders Agreement may be further amended to remove as a party thereto any stockholder that individually beneficially owns, directly or indirectly, less than 0.25% of the outstanding Common Stock by a writing signed by the Issuer and such stockholder, without any further action by any of the other parties thereto.

After giving effect to the First Amendment and the disposition by certain parties to the Stockholders Agreement of an aggregate of 1,091,229 shares of Common Stock, representing more than 1% of the outstanding Common Stock, since the IPO, the Stockholders Agreement covers an aggregate of 36,129,737 shares of Common Stock, representing approximately 47.8% of the outstanding Common Stock. As of August 11, 2014, the Issuer ceased to qualify as a “controlled company” under the corporate governance rules of the New York Stock Exchange.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) of the Schedule 13D are hereby amended and restated as follows:

(a) The Reporting Persons may be deemed to beneficially own 8,946,310 shares of Common Stock, representing approximately 11.64% of the Issuer’s outstanding Common Stock (based on 75,638,588 shares of Common Stock outstanding).

CUSIP No. 25272T104	13D/A	Page 7 of 8

(b) Mr. Kraff has sole voting power and sole dispositive power with regard to (i) 1,212,585 shares of Common Stock underlying options held by him and (ii) an aggregate of 2,300,267 shares of Common Stock held by BAP, Praesumo, Oursurance, and LDK. Mr. Kraff is (i) the sole manager of BAP, (ii) the managing member of Praesumo, (iii) the sole manager of Oursurance, and (iv) the sole member of LDK. Mr. Kraff has shared voting power and shared dispositive power with regard to (A) 4,967,301 shares of Common Stock underlying the Call Options held by 1818 Partners and (B) 490,687 shares of Common Stock held by TDS. Mr. Kraff is the managing member of Praesumo, which is one of the managing members of 1818 Partners, and Mr. Kraff is the co-manager of an entity which is the sole manager of the sole member of TDS. BAP has sole voting power and sole dispositive power with regard to (I) 1,407,157 shares of Common Stock held by it and (II) 24,530 shares of Common Stock held by TDS. Pursuant to the terms of a nominee agreement, BAP has the right to direct actions with respect to such shares held by TDS. Oursurance has sole voting power and sole dispositive power with regard to 512,686 shares of Common Stock held by it. LDK has sole voting power and sole dispositive power with regard to 102,765 shares of Common Stock held by it.

The share ownership reported for the Reporting Persons does not include any shares of Common Stock owned by the other parties to the Stockholders Agreement, as amended by the First Amendment, except to the extent disclosed in this Schedule 13D. Each of the Reporting Persons is deemed to be a member of a “group” for purposes of the Exchange Act with the other parties to the Stockholders Agreement, as amended by the First Amendment. Each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement, as amended by the First Amendment, except to the extent disclosed in this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by amending and restating the first paragraph thereof as follows:

Pursuant to a Guaranty entered into by BAP (the “BAP Guaranty”), 421,880 shares of the Common Stock held by BAP have been pledged to Guggenheim Corporate Funding, LLC (“Guggenheim”), for the benefit of the lenders, to secure loans to Mr. Kraff (which does not reflect the 102,765 shares held by LDK that have also been pledged to Guggenheim, as discussed below, or the 24,530 shares held by TDS as nominee for BAP that have also been pledged to Guggenheim, as disclosed in the Schedule 13D filed by TDS). Pursuant to a Guaranty entered into by LDK (the “LDK Guaranty”), 102,765 shares of the Common Stock held by LDK have been pledged to Guggenheim, for the benefit of the lenders, to secure loans to Mr. Kraff. In the event of a foreclosure or similar proceeding upon a default by Mr. Kraff under such loans, such shares of Common Stock would be transferred to Guggenheim, as agent for the lenders.

Item 6 of the Schedule 13D is hereby amended by adding the following:

The response set forth in Item 4 of this Amendment is hereby incorporated by reference.

On August 15, 2014, BAP pledged 985,277 shares of Common Stock, all of which were then held by BAP, as collateral to secure a $10 million revolving loan facility for BAP. BAP does not intend to use any borrowings under the loan facility to fund additional purchases of Common Stock.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

19.	First Amendment to Stockholders’ Agreement, dated as of August 11, 2014, among Diamond Resorts International, Inc. and the individuals and other entities party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 13, 2014)

CUSIP No. 25272T104	13D/A	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2014

BEST AMIGOS PARTNERS, LLC

/s/ Jared T. Finkelstein, as attorney-in-fact for Best Amigos Partners, LLC
Jared T. Finkelstein, attorney-in-fact for Best Amigos Partners, LLC

DIAMOND OURSURANCE, LLC

/s/ Jared T. Finkelstein, as attorney-in-fact for Diamond Oursurance, LLC
Jared T. Finkelstein, attorney-in-fact for Diamond Oursurance, LLC

LDK HOLDCO, LLC

/s/ Jared T. Finkelstein, as attorney-in-fact for LDK Holdco, LLC
Jared T. Finkelstein, attorney-in-fact for LDK Holdco, LLC

LOWELL D. KRAFF

/s/ Jared T. Finkelstein, as attorney-in-fact for Lowell D. Kraff
Jared T. Finkelstein, attorney-in-fact for Lowell D. Kraff